As filed with the Securities and Exchange Commission on January 17, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100) TENDER OFFER STATEMENT UNDER SECTION 14 (d) (1) OR SECTION 13 (e) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

NEXT LEVEL COMMUNICATIONS, INC.

(Name Of Subject Company (Issuer))

NEXT LEVEL COMMUNICATIONS, INC.

(Names Of Filing Persons (Issuer))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title Of Class Of Securities)

65333U 10 4
(Cusip Number Of Class Of Securities)

KEITH A. ZAR
SENIOR VICE PRESIDENT AND GENERAL COUNSEL
NEXT LEVEL COMMUNICATIONS, INC.
6085 STATE FARM DRIVE
ROHNERT PARK, CALIFORNIA 94928
(787) 584-6820

(Name, Address And Telephone Number Of Person Authorized To
Receive Notice And Communications On Behalf Of Filing Persons)

COPIES TO:

JOHN J. HUBER, ESQ	CHRISTOPHER L. KAUFMAN, ESQ
LATHAM & WATKINS	LATHAM & WATKINS
555 11TH STREET, N.W., SUITE 1000	135 COMMONWEALTH DRIVE
WASHINGTON, D.C. 20004	MENLO PARK, CALIFORNIA 94025
(202) 637-2200	(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee

Not Applicable	Not Applicable

* Set forth the amount on which the filing fee is calculated and state how it was determined.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.
[   ]   issuer tender offer subject to Rule 13e-4.
[X]   going-private transaction to Rule 13a-3.
[   ]   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]